NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES TO WEBCAST PRESENTATION AT THE AMERICAN STOCK EXCHANGE PRECIOUS AND BASE METALS INVESTORS CONFERENCE

MONTREAL, Canada, March 19, 2008 – Richmont Mines Inc. (AMEX and TSX: RIC), a gold exploration, development and mining company, announced today that Mr. Martin Rivard, President and CEO, will present at the American Stock Exchange Fifth Annual Precious and Base Metals Investor Conference at The Harvard Club of New York City beginning at 10:40 a.m. ET on Wednesday, March 26, 2008.

A live webcast of the presentation, along with presentation materials, will be available on the Company's website at: www.richmont-mines.com. If you are unable to listen to the live presentation, an archive will be available on Richmont Mines’ website in the Investor Relations section.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, and develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com

For more information, please contact:

En français :	English:

Julie Normandeau	James Culligan
Mines Richmont inc.	Kei Advisors LLC
Responsable des relations avec les investisseurs	Investor Relations

Téléphone : 514 397-1410	Phone: 716 843-3874
Courriel : jnormandeau@richmont-mines.com	Email: jculligan@keiadvisors.com

Ticker symbol: RIC	Listings: TSX – Amex